Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 62 to the Registration Statement No. 811-04118 on Form N-1A of Fidelity Securities Fund, of our report dated September 3, 2004 appearing in the Annual Report to Shareholders of Fidelity Blue Chip Growth Fund, of our report dated September 9, 2004 appearing in the Annual Report to Shareholders of Fidelity OTC Portfolio, and of our report dated September 13, 2004 appearing in the Annual Report to Shareholders of Fidelity Real Estate Income Fund for the year ended July 31, 2004.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
September 27, 2004